cm

12014338

SECURITIES
Wa[illegible] D.C. 20549

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SEC Mail Processing Section

MAR 13 2012

Washington, DC 123

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 066475

66476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Hunter Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Post Oak Blvd., Suite 650
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Covert — 832-206-4542
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

14755 Preston Road Suite 320	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 4/2

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Energy Hunter Securities, Inc., as of 12/31/2011, _______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

MICHAEL O BROWN
MY COMMISSION EXPIRES
NOTARY PUBLIC
MARCH 20, 2012
FULTON COUNTY, GA

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN

Energy Hunter Securities, Inc.
Audited Financial Statements
As of and For the Year Ended December 31, 2011

HEIN

Hein & Associates LLP
14755 Preston Road
Suite 320
Dallas, Texas 75254

www.heincpa.com
p 972.458.2296
f 972.788.4943

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Energy Hunter Securities, Inc.
Dallas, Texas

We have audited the statement of financial condition of Energy Hunter Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the financial position of Energy Hunter Securities, Inc. as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Dallas, Texas
March 9, 2012

Energy Hunter Securities, Inc.
Statement of Financial Position
As of December 31, 2011

CURRENT ASSETS	
Cash	$ 184,331
Accounts receivable - related party	34,040
TOTAL CURRENT ASSETS	218,371
FIXED ASSETS	
Furniture and fixtures, net of accumulated depreciation of $64,456	8,156
TOTAL ASSETS	$ 226,527
LIABILITIES	
Accounts payable	$ 49,228
TOTAL LIABILITIES	49,228
SHAREHOLDER'S EQUITY	
Capital stock:	
Common, no par value:	
1,000 shares authorized, 120 shares issued and outstanding, $1,000 stated value	120,000
Additional paid-in capital	200,000
Accumulated deficit	(142,701)
TOTAL SHAREHOLDER'S EQUITY	177,299
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 226,527

See accompanying notes to the financial statements

Energy Hunter Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2011

REVENUES		
Service fee and commission income - related party	$	1,559,634
EXPENSES		
Commissions and fees		599,861
Employee compensation and benefits		693,169
Professional fees		129,228
Rent and utilities		77,769
General and administrative		89,193
Depreciation		5,484
Total expenses		1,594,704
NET LOSS	$	(35,070)

See accompanying notes to the financial statements

Energy Hunter Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2011	$ 120,000	$ 125,000	$ (107,631)	$ 137,369
Contributed capital	-	75,000	-	75,000
Net loss	-	-	(35,070)	(35,070)
Balance at December 31, 2011	$ 120,000	$ 200,000	$ (142,701)	$ 177,299

See accompanying notes to the financial statements

Energy Hunter Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (35,070)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	5,484
Changes in assets and liabilities:	
Increase in accounts receivable	28,560
Decrease in accounts payable	(3,348)
Net cash used in operating activities	(4,374)
Cash flows from investing activities:	
Capital expenditures	(4,156)
Net cash used in investing activities	(4,156)
Cash flows from financing activities:	
Contributed capital	75,000
Net cash provided by financing activities	75,000
Net increase in cash	66,470
Cash at beginning of year	117,861
Cash at end of year	$ 184,331

Energy Hunter Securities, Inc.
Notes to the Financial Statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business. Energy Hunter Securities, Inc. (formally known as NGAS Securities, Inc.) ("the Company") is a registered broker-dealer in Houston, TX and is a member of the Financial Industry Regulatory Authority (FINRA). On April 13, 2011, Magnum Hunter Resources Corporation completed the acquisition of all outstanding common shares of NGAS Resources, Inc., parent to NGAS Securities, Inc. In connection with this acquisition, NGAS Production Company's name was changed to Magnum Hunter Production and NGAS Securities to Energy Hunter Securities. The parent did not elect to push down purchase accounting to Energy Hunter Securities as the fair value of assets and liabilities acquired was equal to book value. The Company is a wholly-owned subsidiary of Magnum Hunter Production, Inc., which is a subsidiary of Magnum Hunter Resources Corporation, offering brokering services related to oil and gas ventures and programs.

Income Taxes. The Company and Magnum Hunter Resources Corporation file a consolidated Federal income tax return. The Company records its share of the consolidated Federal income tax expense (benefit) and that amount is remitted to or received from Magnum Hunter Resources Corporation. There was no tax benefit recorded in 2011 because Magnum Hunter Resources Corporation has a fully reserved net operating loss for income tax purposes. We account for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Cash. Cash include cash in banks and highly liquid debt securities that have original maturities of three months or less. At December 31, 2011, the Company had cash deposits in excess of FDIC insured limits at various financial institutions.

Accounts Receivable. Accounts receivable consists of service and commissions fee revenue receivable from the parent of the Company. Due to the nature of the accounts receivable, the Company does not maintain an allowance for doubtful accounts. See Note B for transactions with related party.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures. Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years.

Revenue Recognition. Service fee and related fee income are recorded as services are performed.

Uncertain Tax Positions. We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual. We had no uncertain tax positions at December 31, 2011

The Company filed a consolidated return with its parent Magnum Hunter Resources Corporation. During the year ended December 31, 2011, the Parent has not incurred any interest or penalties on its income tax returns. The Parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

Fair Value of Financial Instruments. The carrying amounts of financial instruments including cash, accounts receivable, and accounts payable approximate fair value, as of December 31, 2011.

NOTE B – TRANSACTIONS WITH RELATED PARTY

During 2011, the Company collected service fees and commission income of $1,559,634 from its parent, Magnum Hunter Production, Inc. Accounts receivable from Magnum Hunter Production, Inc. as of December 31, 2011 are $34,040.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $5,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital, as defined, of $135,033 which was $130,033 above its required net capital of $5,000, and aggregate indebtedness of $49,298. The aggregate indebtedness to net capital ratio, as defined was 0.37 to 1.

NOTE D – EMPLOYEE BENEFIT PLAN

The Company maintains a salary deferral plan under section 401(k) of the Internal Revenue Code. The plan allows all eligible employees to defer up to 15% of their annual compensation through contributions to the plan, with matching contributions by the Company up to 3% of the participating employees' compensation, plus half of their plan contributions between 3% and 5% of annual compensation. The deferrals accumulate on a tax deferred basis until a participating employee withdraws the funds allowable based on a vesting schedule. The Company's matching contributions totaled $6,052 for the year ended December 31, 2011.

NOTE E – COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, we rent office space in Lexington, Kentucky, of approximately 2,982 square feet at a cost of $4,776 per month for the remaining term of the lease of 13 months.

NOTE F – CONCENTRATIONS OF CREDIT RISK

For the year ended December 31, 2011 all of our service and commission fee revenue was earned from the Company's parent, Magnum Hunter Production, Inc. Although we are exposed to a concentration of credit risk, we believe the parent is credit worthy.

NOTE G – SUBSEQUENT EVENTS

There have been no subsequent events from December 31, 2011 through March 9, 2012, the date which the financial statements were available to be issued.

Energy Hunter Securities, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2011

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	177,299
Deduct nonallowable assets:		
Accounts receivable - related party		34,040
Furniture and fixtures - net of accumulated depreciation		8,156
Other assets		70
NET CAPITAL	$	135,033
TOTAL AGGREGATE INDEBTEDNESS	$	49,298
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess net capital	$	130,033
Excess net capital at 1,000%	$	129,033
Ratio: Aggregate indebtedness to net capital		0.37
RECONCILIATION OF FINANCIAL STATEMENTS TO FOCUS REPORT		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		52,346
To accrue revenue recorded		207,477
To reclass contributions received into equity		75,000
To accrue commissions incurred and paid by parent company		(165,750)
Intercompany payable/receivable reclassification		(34,040)
Net capital above	$	135,033

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

ENERGY HUNTER SECURITIES, INC.

December 31, 2011

The company operates under the paragraph (k)(2)(i) exemption to SEC Rule 15c3-3 (the Customer Protection Rule) and therefore is not subject to the Customer Reserve requirements of the Rule.

Energy Hunter Securities, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2011

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

ENERGY HUNTER SECURITIES, INC.

December 31, 2011

The Company operates under the paragraph (k)(2)(i) exemption to SEC Rule 15c3-3 (the Customer Protection Rule) and therefore is not subject to the Possession and Control requirements of the Rule.

HEIN

Hein & Associates LLP
14755 Preston Road
Suite 320
Dallas, Texas 75254

www.heincpa.com
p 972.458.2296
f 972.788.4943

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Energy Hunter Securities, Inc.
Grapevine, Texas

In planning and performing our audit of the financial statements of Energy Hunter Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
March 9, 2012

HEIN

Hein & Associates LLP
14755 Preston Road
Suite 320
Dallas, Texas 75254

www.heincpa.com
p 972.458.2296
f 972.788.4943

March 9, 2012

Audit Committee
Magnum Hunter Resources Corporation
777 Post Oak Blvd., Suite 910
Houston, TX 77056

Attention: Gentlemen

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Energy Hunter Securities, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2011

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066476 FINRA DEC
Energy Hunter Securities, Inc.
777 Post Oak Blvd., Suite 650
Houston, TX 77056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Energy Hunter Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 12 day of March, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 20 11
and ending December, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,559,630

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

private placement of non-registered partnership units 1,559,630

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)